SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 April 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 30 March 2007
99.2	Director/PDMR Shareholding dated 03 April 2007
99.3	Director/PDMR Shareholding dated 05 April 2007
99.4	Director/PDMR Shareholding dated 05 April 2007
99.5	Annual Information Update dated 05 April 2007

99.1

                       InterContinental Hotels Group PLC

   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification

30 March 2007

Following the release of shares to participants (not Directors) under the
Executive Option Plan on 27 March 2007, and a purchase of shares into the Trust on 28 March 2007, InterContinental Hotels Group PLC confirms that it has received notification on 29 March 2007 that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) is as
detailed below:

Number of shares/amount of stock purchased -              500,000

Currency and price -                                      £12.526868 per share

Number of shares/amount of stock disposed -               23,990

Total holding in the Trust following this notification -  3,011,536 Ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.2

3 April 2007

                       INTERCONTINENTAL HOTELS GROUP PLC

   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 2 April 2007 the following directors and other persons discharging managerial responsibility were awarded conditional rights over the numbers of
InterContinental Hotels Group PLC ("the Company") ordinary shares shown below under the Company's Performance Restricted Share Plan ("the Plan").  Under the
terms of the Plan, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director                                             Number of shares awarded

Andrew Cosslett                                      159,506
Richard Hartman                                      113,731*
Stevan Porter                                        92,667
Richard Solomons                                     102,109

Other Persons Discharging Managerial Responsibility

Tom Conophy                                          57,093
Peter Gowers                                         70,079
Patrick Imbardelli                                   77,421
Tracy Robbins                                        54,386
Richard Winter                                       72,444

The performance measurement period is from 1 January 2007 to 31 December 2009 and the awards will vest on the business day after the announcement of the
Company's 31 December 2009 year end financial results.

*Richard Hartman's award will be pro-rated following his retirement in September
2007, to reflect his contractual service during the performance period.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry                                                   Tel: 01753 410 244
Company Secretariat
InterContinental Hotels Group PLC

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Richard Winter

Group Company Secretary

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise and sale of shares under the InterContinental Hotels Group PLC
Executive Share Option Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

1,100 options exercised by individual with subsequent sale of shares

1,100 options exercised and transferred to spouse with subsequent sale of shares

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Shares sold at £12.61 per share following exercise of option at option price of
£4.9417 per share

10. Date and place of transaction

3 April 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

849,490

12. Date issuer informed of transaction

4 April 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett

Head of Secretariat

Date of notification

5 April 2007

99.4

5 April 2007

                       INTERCONTINENTAL HOTELS GROUP PLC

   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("
Company") ordinary shares awarded to a number of participants in the Company's
Short Term Deferred Incentive Plan ("STDIP"), the Company was notified on 4
April 2007 that the following numbers of shares (net of income tax liabilities)
were transferred for no consideration from the Company's Employee Share
Ownership Trust ("ESOT") to the following persons on

2 April 2007:

Director                                         Number of shares transferred

Andrew Cosslett                                  23,517

Other Person Discharging Managerial
Responsibility

Tom Conophy                                      8,346

Following the above transfers of shares, and net changes since 2 April 2007 arising from purchases into and releases from the ESOT, for the satisfaction of awards under the Company's employee share plans, the ESOT will hold 2,302,034
InterContinental Hotels Group PLC shares. The following directors, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman,
Stevan Porter and Richard Solomons, are technically deemed to be interested in those shares.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry                                       Tel: 01753 410 244
Company Secretariat
InterContinental Hotels Group PLC

99.5

5 April 2007

                       InterContinental Hotels Group PLC
                            Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is
pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 5 April 2006.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a
Regulatory Information Service during the period 6 April 2006 to 5 April 2007.
Copies of these announcements can be viewed at www.londonstockexchange.com under code IHG.

Date          Regulatory Headline                Detail
07-Apr-06     Director/PDMR Shareholding         Patrick Imbardelli PDMR Sale of Shares
10-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
11-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
12-Apr-06     Share Buyback Programme            Agreement with Merrill Lynch
18-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
19-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
19-Apr-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
20-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
21-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
24-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
25-Apr-06     Transaction in Own Shares          IHG PLC Share buyback
28-Apr-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
02-May-06     Disposal - Completion of Sale      Legal Completion Sale of 23 Hotels in Europe
05-May-06     IHG £500m Special Dividend         IHG PLC To Return £500m in Special Dividend
15-May-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
16-May-06     1st Quarter Results                First Quarter Results to 31 March 2006
16-May-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
16-May-06     Transaction in Own Shares          IHG PLC Share buyback
17-May-06     Transaction in Own Shares          IHG PLC Share buyback
18-May-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
18-May-06     Transaction in Own Shares          IHG PLC Share buyback
19-May-06     Transaction in Own Shares          IHG PLC Share buyback
22-May-06     Transaction in Own Shares          IHG PLC Share buyback
23-May-06     Transaction in Own Shares          IHG PLC Share buyback
24-May-06     Transaction in Own Shares          IHG PLC Share buyback
25-May-06     Transaction in Own Shares          IHG PLC Share buyback
26-May-06     Blocklisting Application           Blocklisting for 3m shares under IHG EXSOP
26-May-06     Director/PDMR Shareholding         Richard Solomons Director Transfer of Shares to Spouse
30-May-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
30-May-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
01-Jun-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
01-Jun-06     Result of AGM                      Results of IHG PLC AGM
01-Jun-06     Result of EGM                      Results of IHG PLC EGM
01-Jun-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
05-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
07-Jun-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
07-Jun-06     Director/PDMR Shareholding         Richard Hartman Director Sale of Shares
09-Jun-06     Additional Listing                 Application to list IHG PLC shares following 7 for 8 share consolidation
09-Jun-06     Blocklisting Interim Review        6 monthly Blocklisting Return
14-Jun-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
20-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
21-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
22-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
23-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
26-Jun-06     Director/PDMR Shareholding         David Webster Director DRIP Share Purchase
26-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
27-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
28-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
29-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
30-Jun-06     Transaction in Own Shares          IHG PLC Share buyback
03-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
04-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
05-Jul-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
05-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
06-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
07-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
10-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
11-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
12-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
13-Jul-06     Sale of 7 Hotels in Europe         Sale of 7 Hotels in Continental Europe for EUR634m
13-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
14-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
17-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
18-Jul-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
18-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
19-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
20-Jul-06     Share Buyback Programme            Agreement with JPMorgan Cazenove
20-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
21-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
24-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
25-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
26-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
27-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
28-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
31-Jul-06     Transaction in Own Shares          IHG PLC Share buyback
01-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
02-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
03-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
04-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
07-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
08-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
09-Aug-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
09-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
10-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
11-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
14-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
15-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
16-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
21-Aug-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
22-Aug-06     Interim Results                    First Half Results to 30 June 2006
22-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
23-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
25-Aug-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
29-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
30-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
31-Aug-06     Transaction in Own Shares          IHG PLC Share buyback
01-Sep-06     Doc re. Interim Report             Interim Report available at UKLA Document Viewing
01-Sep-06     Notice of 3rd Quarter Results      Confirmation of Results Announcement
04-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
05-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
06-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
07-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
11-Sep-06     Disposal - Completion on Sale      Completion on Sale of 7 InterContinental Hotels
11-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
12-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
15-Sep-06     Director/PDMR Shareholding         Steve Porter Director Exercise of Executive Share Options
                                                 and subsequent sale of shares
15-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
18-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
19-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
20-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
21-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
22-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
25-Sep-06     Richard Hartman Retirement         Richard Hartman Planned Retirement September 2007
25-Sep-06     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
25-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
26-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
27-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
28-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
29-Sep-06     Transaction in Own Shares          IHG PLC Share buyback
03-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
04-Oct-06     revPAR Disclosure                  revPAR for the 8 month period to 31 October 2006
04-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
06-Oct-06     Director/PDMR Shareholding         David Webster Director DRIP Share Purchase
10-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
11-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
12-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
13-Oct-06     Transaction in Own Shares          IHG PLC Share buyback
19-Oct-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
23-Oct-06     JV with All Nippon Airways         Hotel Joint Venture with All Nippon Airways
31-Oct-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
07-Nov-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
10-Nov-06     Directorate Change                 Sir Howard Stringer steps down as IHG Non Executive Director
14-Nov-06     3rd Quarter Results                Third Quarter Results to 30 September 2006
16-Nov-06     Director/PDMR Shareholding         Richard Winter PDMR Exercise of Executive Share Options and
                                                 subsequent sale of shares
17-Nov-06     Director/PDMR Shareholding         Peter Gowers PDMR Exercise of Executive Share Options and
                                                 subsequent sale of shares
20-Nov-06     Director/PDMR Shareholding         Richard Solomons Exercise of Executive Share Options and
                                                 subsequent sale of shares
23-Nov-06     Director/PDMR Shareholding         Peter Gowers PDMR Transfer of Shares to Spouse
23-Nov-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
24-Nov-06     Director/PDMR Shareholding         Richard Hartman Exercise of Executive Share Options and
                                                 subsequent sale of shares
27-Nov-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
05-Dec-06     Transaction in Own Shares          IHG PLC Share buyback
06-Dec-06     Transaction in Own Shares          IHG PLC Share buyback
11-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
11-Dec-06     Transaction in Own Shares          IHG PLC Share buyback
13-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
14-Dec-06     Director/PDMR Shareholding         Patrick Imbardelli PDMR Sale of Shares & Tracey Robbins PDMR
                                                 Release of Shares through STDIP
14-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
18-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
19-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
20-Dec-06     Blocklisting Application           Blocklisting for 3m shares under IHG EXSOP
20-Dec-06     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
28-Dec-06     Total Voting Rights                Transparency Directive Notification of IHG PLC Total Voting
                                                 Rights
03-Jan-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
05-Jan-07     Blocklisting Return                6 monthly Blocklisting Return
15-Jan-07     Holding(s) in Company              Barclays PLC, Notification of Holding in IHG PLC
16-Jan-07     Sale of CP London - The City       Sale of Crowne Plaza London - The City
19-Jan-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
19-Jan-07     Total Voting Rights                Transparency Directive Notification of IHG PLC Total Voting
                                                 Rights
22-Jan-07     Holding(s) in Company              Ellerman Corporation Limited Notification of Holding in IHG
                                                 PLC
23-Jan-07     Holding(s) in Company              Lloyds TSB Group PLC Notification of Holding in IHG PLC
26-Jan-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
01-Feb-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
02-Feb-07     Holding(s) in Company              Legal & General Group plc Notification of Holding in IHG PLC
20-Feb-07     Final Results                      Full Year Results to 31 December 2006
21-Feb-07     Franchise - Kew Green Hotels       Signing of a Franchise Agreement
21-Feb-07     Transaction in Own Shares          IHG PLC Share buyback
22-Feb-07     Director/PDMR Shareholding         Jennifer Laing Director Purchase of Shares
22-Feb-07     Transaction in Own Shares          IHG PLC Share buyback
23-Feb-07     Blocklisting Application           Blocklisting for 3m shares under IHG EXSOP
23-Feb-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
26-Feb-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
26-Feb-07     Transaction in Own Shares          IHG PLC Share buyback
27-Feb-07     Total Voting Rights                Transparency Directive Notification of IHG PLC Total Voting
                                                 Rights
27-Feb-07     Director/PDMR Shareholding         PRSP Release, Cosslett, Hartman, Porter, Solomons, Conophy,
                                                 Gowers, Imbardelli, Robbins & Winter
27-Feb-07     Director/PDMR Shareholding         STDIP Awards, Cosslett, Hartman, Porter, Solomons, Conophy,
                                                 Gowers, Imbardelli, Robbins & Winter
27-Feb-07     Transaction in Own Shares          IHG PLC Share buyback
28-Feb-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
28-Feb-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
28-Feb-07     Transaction in Own Shares          IHG PLC Share buyback
01-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
01-Mar-07     Transaction in Own Shares          IHG PLC Share buyback
02-Mar-07     Director/PDMR Shareholding         Peter Gowers PDMR Sharesave options exercised, shares
                                                 retained
02-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
02-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
05-Mar-07     Holding(s) in Company              Ellerman Corporation Limited Notification of Holding in IHG
                                                 PLC
08-Mar-07     Director/PDMR Shareholding         Tom Conophy PDMR Sale of Shares
12-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
12-Mar-07     Director/PDMR Shareholding         STDIP Release, Cosslett, Hartman, Porter, Solomons, Gowers,
                                                 Imbardelli & Winter
13-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
16-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
19-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
20-Mar-07     Annual Report and Accounts         Annual Report available at UKLA Document Viewing
20-Mar-07     Director/PDMR Shareholding         STDIP Release, Hartman, Porter, Solomons, Gowers, Imbardelli
                                                 & Winter
22-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
22-Mar-07     Holding(s) in Company              Lloyds TSB Group PLC Notification of Holding in IHG PLC
28-Mar-07     Total Voting Rights                Transparency Directive Notification of IHG PLC Total Voting
                                                 Rights
30-Mar-07     Director/PDMR Shareholding         Notification of Holding of IHG PLC ESOP Trust Jersey
03-Apr-07     Director/PDMR Shareholding         PRSP Award, Cosslett, Hartman, Porter, Solomons, Conophy,
                                                 Gowers, Imbardelli, Robbins & Winter
05-Apr-07     Director/PDMR Shareholding         Richard Winter PDMR Exercise of Executive Share Options and
                                                 subsequent sale of shares
05-Apr-07     Director/PDMR Shareholding         STDIP Release, Cosslett & Conophy

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of
Companies at Companies House during the period 6 April 2006 to 5 April 2007.
Copies of these documents may be obtained from Companies House
(www.companieshouse.gov.uk).

Date          Document Type Description

18-Apr-06     88(2)R        Return of Allotment of Shares
18-Apr-06     88(2)R        Return of Allotment of Shares
18-Apr-06     88(2)R        Return of Allotment of Shares
24-Apr-06     88(2)R        Return of Allotment of Shares
03-May-06     AA            Group of Companies Accounts Made up to 31/12/05
16-May-06     122           Notice of Consolidation of Share Capital
24-May-06     88(2)R        Return of Allotment of Shares
30-May-06     88(2)R        Return of Allotment of Shares
07-Jun-06     88(2)R        Return of Allotment of Shares
08-Jun-06     88(2)R        Return of Allotment of Shares
                            Co Share Business 01/06/06;
                            Ordinary 62241139;
                            Share Business;
13-Jun-06     RES09         New Ordinary 55450721 01/06/06
14-Jun-06     169           Return by Company purchasing its own shares for cancellation
15-Jun-06     88(2)R        Return of Allotment of Shares
15-Jun-06     88(2)R        Return of Allotment of Shares
15-Jun-06     88(2)R        Return of Allotment of Shares
22-Jun-06     169           Return by Company purchasing its own shares for cancellation
29-Jun-06     88(2)R        Return of Allotment of Shares
29-Jun-06     88(2)R        Return of Allotment of Shares
29-Jun-06     88(2)R        Return of Allotment of Shares
29-Jun-06     88(2)R        Return of Allotment of Shares
03-Jul-06     122           Notice of Consolidation of Share Capital
06-Jul-06     88(2)R        Return of Allotment of Shares
06-Jul-06     88(2)R        Return of Allotment of Shares
06-Jul-06     88(2)R        Return of Allotment of Shares
06-Jul-06     88(2)R        Return of Allotment of Shares
10-Jul-06     363s          Return Made up to 21/05/06; Full List Of Members
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
11-Jul-06     169           Return by Company purchasing its own shares for cancellation
13-Jul-06     MEM/ARTS      Memorandum of Association
                            Shares Trans 01/06/06;
                            Purchase Own Shares;
                            Disapp Pre-Empt Rights 01/06/06 ;
13-Jul-06     RES09         MAX 62241139
18-Jul-06     88(2)R        Return of Allotment of Shares
19-Jul-06     MEM/ARTS      Memorandum of Association
                            Articles of Association
21-Jul-06     88(2)R        Return of Allotment of Shares
21-Jul-06     88(2)R        Return of Allotment of Shares
04-Aug-06     169           Return by Company purchasing its own shares for cancellation
06-Sep-06     88(2)R        Return of Allotment of Shares
07-Sep-06     88(2)R        Return of Allotment of Shares
13-Sep-06     88(2)R        Return of Allotment of Shares
14-Sep-06     88(2)R        Return of Allotment of Shares
14-Sep-06     88(2)R        Return of Allotment of Shares
15-Sep-06     169           Return by Company purchasing its own shares for cancellation
21-Sep-06     88(2)R        Return of Allotment of Shares
26-Sep-06     88(2)R        Return of Allotment of Shares
26-Sep-06     88(2)R        Return of Allotment of Shares
28-Sep-06     88(2)R        Return of Allotment of Shares
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
19-Oct-06     169           Return by Company purchasing its own shares for cancellation
25-Oct-06     88(2)R        Return of Allotment of Shares
25-Oct-06     88(2)R        Return of Allotment of Shares
25-Oct-06     88(2)R        Return of Allotment of Shares
25-Oct-06     88(2)R        Return of Allotment of Shares
27-Oct-06     88(2)R        Return of Allotment of Shares
27-Oct-06     88(2)R        Return of Allotment of Shares
01-Nov-06     88(2)R        Return of Allotment of Shares
01-Nov-06     88(2)R        Return of Allotment of Shares
13-Nov-06     88(2)R        Return of Allotment of Shares
16-Nov-06     88(2)R        Return of Allotment of Shares
16-Nov-06     88(2)R        Return of Allotment of Shares
22-Nov-06     169           Return by Company purchasing its own shares for cancellation
29-Nov-06     88(2)R        Return of Allotment of Shares
29-Nov-06     88(2)R        Return of Allotment of Shares
10-Dec-06     88(2)R        Return of Allotment of Shares
10-Dec-06     88(2)R        Return of Allotment of Shares
18-Dec-06     88(2)R        Return of Allotment of Shares
18-Dec-06     88(2)R        Return of Allotment of Shares
18-Dec-06     88(2)R        Return of Allotment of Shares
02-Jan-07     88(2)R        Return of Allotment of Shares
04-Jan-07     88(2)R        Return of Allotment of Shares
06-Jan-07     88(2)R        Return of Allotment of Shares
08-Jan-07     88(2)R        Return of Allotment of Shares
15-Jan-07     88(2)R        Return of Allotment of Shares
15-Jan-07     88(2)R        Return of Allotment of Shares
22-Jan-07     169           Return by Company purchasing its own shares for cancellation
23-Jan-07     288b          Director Resigned - Sir Howard Stringer
26-Jan-07     88(2)R        Return of Allotment of Shares
26-Jan-07     88(2)R        Return of Allotment of Shares
18-Feb-07     88(2)R        Return of Allotment of Shares
26-Feb-07     88(2)R        Return of Allotment of Shares
19-Mar-07     88(2)R        Return of Allotment of Shares
19-Mar-07     88(2)R        Return of Allotment of Shares
26-Mar-07     88(2)R        Return of Allotment of Shares

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 6 April 2006 to 5 April 2007.

Date             Documents
5-May-06         Shareholder Circular and Notice of Extraordinary General
                 Meeting, Form of Proxy and Form of  Instruction for Special
                 Dividend and Share Consolidation June 2006

1-Sep-06         Interim Report 2006

20-Mar-07        Annual Report and Financial Statements 2006 and Annual Review
                 and Summary Financial Statement 2006, Notice of AGM 2007,
                 Form of Proxy and Form of Instruction

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of
1934, the Company has submitted filings to the US Securities and Exchange
Commission during the period

6 April 2006 to 5 April 2007.  Full details of these filings can be viewed at
www.sec.gov under code IHG.

Copies of all the documents listed above are available on request from the
Company's registered office at 67 Alma Road, Windsor, Berks, SL4 3HD.

Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information. The information is not necessarily up to date as at the date of this Information Update and the Company does not undertake any obligation to update any such information in the future

Catherine Springett
Head of Secretariat
5 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 April 2007